Exhibit 99.1

Shareholder Advocates for Value Enhancement

January 8, 2014

Board of Directors
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania  19355

To the Board of Directors,

As you know, S.A.V.E. Partners IV, LLC has been the largest shareholder of USA Technologies, Inc. (“USAT” or the “Company”) for almost two years and has closely followed the Company even longer.

We have reviewed the Company’s recent performance and, based on our extensive knowledge of the Company and its industry, we believe it is time for the Company to immediately commence a process to explore and evaluate all potential strategic alternatives. Specifically, we believe a sale of the Company to a larger, better capitalized entity is the best course to maximize value for all shareholders.

Despite its growth in connections, the Company remains substantially undervalued. According to a January 2, 2014 report from Barrington Research, a brokerage firm that covers the Company, USAT trades at a multiple of EBITDA that is one of the lowest among the 28 electronic transaction processing companies researched by Barrington. According to that report, the average transaction processing stock trades at 13.1x EBITDA.  Analysts currently estimate USAT will generate $9.4 million of EBITDA in CY 2014; using that multiple, the Company’s core business would be valued at over $3.00 per share.   We can debate the reasons for this valuation gap, but the fact is USAT has traded and continues to trade at a material discount to its peers.

In addition, USAT has substantial asset value in the form of its net operating loss carryforwards and other deferred tax assets (“NOLs”) approximating $200 million.  We believe that, with the proper tax planning and structuring of a transaction, the Company’s sizable NOLs would hold significant value for an acquiring company, whereas they are currently a wasting asset losing value each year.

Given USAT’s inherent value that we believe could be unlocked by a better capitalized entity with an enhanced management team, we strongly believe that a sale of the Company could produce immediate and certain value for USAT’s shareholders in the range of $4.00-$6.00 per share.

With the payment space rapidly evolving and extremely well-capitalized companies emerging as formidable competitors, we believe that the Company should explore a sale immediately.  Clearly, given USAT’s current position in relation to its potential value, we believe it would be negligent for the Board to fail to give serious consideration to all potential options to maximize value for all shareholders.

Sincerely,

/s/ Bradley M. Tirpak and /s/ Craig W. Thomas

Bradley M. Tirpak and Craig W. Thomas
S.A.V.E. Partners IV, LLC